Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30, 2005		Years Ended December 31,
(In thousands)			2004	2003	2002
Pretax income from continuing operations	$480,119		378,075	353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	13,788		6,858	6,460	10,546

Earnings (A)	$493,907		384,933	360,233	259,168

Interest	$13,788		6,858	6,460	10,546
One-third of rents	—		—	—	—
Preferred stock dividends	201,446		185,357	171,937	18,350
Capitalized interest	—		—	—	—

Fixed charges (B)	$215,234		192,215	178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.29	X	2.00	2.02	8.97

Since the amount of fixed charges for the year ended December 31, 2001, is not material, the related consolidated ratio of earnings to fixed charges and preferred stock dividends is not meaningful, and therefore has been omitted from this Exhibit.